SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Gol Announces 2010 Guidance

Favorable scenario for the airline industry: prospects of increased economic activity in Brazil and in South America, notably in the tourism and leisure markets and accelerated growth of Brazil’s middle class.

São Paulo, February 24, 2010 – GOL Linhas Aéreas Inteligentes S.A. (BMF&BOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, announces its guidance for 2010.

GOL discloses its guidance annually and revises the figures every subsequent quarter in order to incorporate, any developments in its operating and financial performance, as well as any eventual changes in interest rate, FX, GDP and international oil price (WTI) trends.

	Projection
2010 Guidance
	Low	High
Brazilian GDP Growth	5.0%	6.0%
Domestic Demand Growth (% RPKs)	12.5%	18.0%
Supply and Demand Growth in relation to GDP	2.5x	3.0x
Passengers Transported (million)	31.5	36.5
ASKs., System (billion)	45.0	47.2
Fleet (End of the period)	111	111
Yield (R$ cents)	19.50	21.00
RPK, System (billion)	31.5	33.0
Departures (000)	290	300
CASK ex-fuel (R$ cents)	8.9	8.5
Fuel litters consumed (billion)	1.45	1.47
Fuel Price (R$/ liter)	1.70	1.58
Average WTI (US$ / barrel)	82	77
Average Exchange Rate (R$/ US$)	1.85	1.72
Operating Margin (EBIT)	10%	13%

Demand

GOL expects domestic air traffic demand to increase by between 2.5 and 3.0 times Brazilian GDP (i.e. between 12.5% and 18.0%), based on historical demand growth in recent years and on the financial market’s estimates of 2010 GDP growth of between 5% and 6%, combined with the continuous expansion of Brazil’s potential market led by the accelerated growth of the country’s middle class and tourism in South America and the Caribbean.

Demand growth estimates assume Brazilian GDP growth of between 5% and 6% in 2010, combined with the continuous expansion of the addressable market.	The 5.5 percentage point difference between maximum and minimum demand growth is directly related to the volatility of the Real in relation to the U.S. dollar, WTI oil prices and the maintenance of their historical correlation. The Company believes that the lower the volatility of these assets, the higher its ability to encourage demand and increase its penetration of the potential Brazilian market, one of the most underpenetrated worldwide.

The expected continuous growth of the potential market in the coming years should be driven by:

• The strengthening of economic activity in Brazil and South America, fueling business passenger traffic (representing approximately 65% of total Brazilian air traffic).

• The accelerated growth of the addressable market: according to the IBGE (Brazilian Institute of Geography and Statistics) and the FGV (Getúlio Vargas Foundation), between 2003 and 2008 the percentage of the population that could afford to fly rose from around 70 million to more than 100 million (around 90 million of whom earning between R$ 1,000 and R$ 4,500 per month).

• The higher share of air-transport-related activities (e.g. tourism and leisure) in the consumption basket of Brazil’s middle-income earners. According to Brazil's Tourism Ministry, the C and D income groups accounted for 35.5% of domestic tourism between 2007 and 2009 and their share may climb to 58.5% between 2009 and 2011.

• Soaring consumer confidence. According to an FGV study published in January 2010, consumer confidence reached its highest level since January 2005 (149 points), and the prospects remain positive for the coming months.

• The increasing number of foreign tourists and business travelers in Brazil, due to the country’s higher exposure as the host of the 2014 World Cup and the 2016 Olympics, which will take place in Rio de Janeiro.

Supply (GOL)

GOL plans to repeat the efficient fleet and seat supply management so evident in 2009. In 2010, it intends to expand its operational capacity in the same proportion as demand growth. The main drivers of this expansion will be:

• The addition of 3 aircraft to the operational fleet, increasing the total number of aircraft from 108 at the end of 2009 to 111 at the close of 2010.

• The higher share of B737-800 aircraft in the operational fleet mix (64%, versus 61% in 2009), in turn increasing the total number of seats by 3.5% .

• An upturn in the average load factor from 11.9 block hours/day in 2009 to 12.8 block hours/day, which will be the main tool for ensuring that seat supply keeps pace with demand growth.

• An increase in the average stage length due to flights to the Caribbean region which began in mid-2009.

Yields, Aircraft Utilization and Load Factor

The Company estimates an average 2010 load factor of approximately 70%, with yields remaining flat over the 2009 average.	The Company estimates an average 2010 load factor of approximately 70%, with yields remaining flat over the 2009 average. The yield band of between R$ 19.50 and R$ 21.00 incorporates scenarios of higher or lower volatility in the capital market and/or changes in the economic scenario or consumer profile.

Costs

GOL estimates 2010 operating costs per available seat-kilometer, excluding fuel (ex-fuel CASK), of between R$8.5 cents (R$) and R$8.9 cents (R$). This reduction in relation to the 2009 R$9.2 cents guidance is due to the following factors:

• The lower number of idle aircraft, thanks to the devolution of 11 Boeing 737-300s, which are currently undergoing final maintenance before being returned.

• The December/09 execution of a 36-month subleasing agreement for a B767-300 aircraft with an American charter company

• The increase in the average utilization rate

• The positive impact of the average exchange rate between 2009 and 2010.

CONTACT:

Investor Relations
Leonardo Pereira – Executive VP
Rodrigo Alves – Head of IR
Raquel Kim – Investor Relations
Mario Liao – Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir
Twitter : www.twitter.com/GOLInvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter : www.twitter.com/GOLcomunicacao

Media Relations
Edelman (U.S and Europe):
M. Smith and N. Dean
Phone.: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com	About GOL Linhas Aéreas Inteligentes S.A

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the largest low-cost and low-fare airline in Latin America, offers around 800 daily flights to 50 destinations that connect all the important cities in Brazil and ten major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VOE FÁCIL brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:February 24, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.